Mail Stop 6010   July 29, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

       Re: Mach One Corporation
               Registration Statement on Form S-1
               Amendment no. 5 filed July 17, 2008
               File No. 333-146744

Dear Mr. Tobin:

       We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

   1. Please include a table of contents and page numbers as requested by Item 502(a)
       of Regulation S-K.

2. We note your response to comment 17. Please tell us whether the USDA requested information pertaining to any of your products other than the nasal spray for cattle. We may have additional comments.

Prospectus Summary

3. Please refer to the last sentence of the introductory paragraph. The amount of current liabilities as of March 31, 2008 appears to be incorrect. Please revise.

Prospectus Summary - Our Business

4. Please refer to the discussion in the penultimate paragraph where you discuss the results of the test herds product testing and the onset of full production of product. If you elect to retain this disclosure, please update the discussion and provide additional information about the study, the results obtained, and whether the results have been subjected to statistical analysis for significance. In addition, if you elect to retain this disclosure in the prospectus summary, it should also be presented in greater detail in your business section.

5. The last sentence of the penultimate paragraph refers to certain oral contracts. Consideration should be given to deleting the reference to these "contracts" in this section and elsewhere in the prospectus since these are not written contracts.

Summary Financial Data

6. Please revise the amount of loss from operations for the quarter ended March 31, 2008 of $(411,183) to agree with the amount on the statement of operations of $(361,183).

Business

7. We note your response to comments 9 and 10. Your response refers to an "attached agreement with Dr. Nash," however no agreement was attached to the correspondence. Please expand the discussion to describe the material terms of the agreement between the company and Dr. Nash which agreement permits the company to utilize Dr. Nash's patents. In addition, please file the agreement as an exhibit.

Description of Securities

8. Please refer to the penultimate paragraph under the subheading "12% Convertible Notes." Please expand the discussion to indicate the aggregate amount of funding you have received to date from Mr. Sallstrom, when such funds were received, and whether and when repayment of the note has begun. In the event the $1

million promissory note was sold at a discount, this fact should be clearly described.

9. We note you issued 1,000,000 shares of your common stock to Mr. Sallstrom in February 2008 as "inducement to enter the note agreement." Please expand the discussion in this section to include a description of this "inducement." In addition, since you issued the note in April 2007, tell us why the "inducement" shares were not issued until February 2008.

Management's Discussion and Analysis or Plan of Operation

Results of Operations

Fiscal Year Ending December 31, 2007 Compared to Fiscal Year Ending December 31, 2006

10. Refer to your response to comment 16. We note that you still have not included an explanation for the increase in sales and the decrease in cost of sales for the year ended December 31, 2007. Also, please revise the amounts for general and administrative expense for 2006 and 2007 to agree with the statement of operations.

General

11. The list of exhibits indicates the legal opinion and related consent were filed with the company's SB-2 filed in October 2007. However, it does not appear that you have filed the opinion of counsel and related consent. Please advise or file the opinion of counsel and related consent as soon as possible.

Consolidated Balance Sheets

12. Please refer to your response to comment 20. Since the final payment was due in November 2006, it is not clear why this amount would be classified as a prepayment as of March 31, 2007. In addition, since the amount was not paid until March 2007, please clarify whether you had a note payable on your balance sheet for this payment as of December 31, 2006. It appears as though the amount has been classified in property and equipment as of December 31, 2006 and then as a prepayment at March 31, 2007. Please clarify.

Consolidated Statements of Operations

13.   Please explain the change in the weighted average shares outstanding from
        61,935,585 in amendment No. 3 to 73,152,387 in 2007 and from 38,752,585 in
        amendment No. 3 to 45,426,651 in 2006.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

14.   Please revise the heading of this statement to also include the years ended
        December 31, 2007 and 2006.

15.   Please refer to your response to comment 23. We note that you did revise the
        amount for total Paid in Capital in the statement of stockholders' equity as of
        March 31, 2008 but you did not revise the amount for Additional Paid-in Capital
        on the balance sheet. In addition, you did not revise the Total Stockholder's
        Equity balance as of March 31, 2008 for the 'shares issued under terms of note'.
        Please revise.

16.   Please refer to your response to comment 24 and your revised disclosures. It
        appears as though the line item 'Shares issued in connection with merger' should
        have been deleted. In addition, the number of shares of common stock issued
        during 2006 plus the number of shares as of December 31, 2005 does not agree to
        the total number of shares as of December 31, 2006. Please revise.

17.   Please refer to your response to comment 25. Please clarify what the fair value of
        the common stock was at the commitment date. In addition, it appears as though
        the beneficial conversion expense should have been recorded at the date of
        issuance. Please refer to Exhibit 98-5A of EITF 98-5, Case 1(c). Provide us with
        the journal entries and dollar amounts similar to the format in this example.

Consolidated Statements of Cash Flows

18.   Please include the audited statements of cash flows for the years ended December
        31, 2007 and 2006.

19.   Please refer to your response to comment 27. We cannot evaluate your
        compliance with our comment until you have included the statement of cash flows
        for December 31, 2007 and 2006. However, we did note that it appears as though
        the amounts in the statement of stockholders' equity sum to $131,360 rather than
        the $130,860 in your response. Therefore, in your next amendment please ensure
        that the amount for "Proceeds from issuance of stock" on the statement of cash

flows for 2006 agrees to the amounts shown in the statement of stockholders' equity.

Note 4 – Loan Payable

20.   Please refer to your response to comment 29 and your revised disclosures. Please explain why the loan payable to a related party in the amount of $85,868 in 2006 was classified as long-term in 2006 since it was due on demand.

Note 5 – Notes Payable

21.   Please refer to your response to comment 30 and your revised disclosures. Please revise your disclosure to include the term of Note #1 and the term of Note #2.

Note 6 – Convertible Notes Payable

22.   Please refer to your response to comment 31. Please tell us if the conversion feature meets all of the criteria in paragraph 6 of SFAS 133. Specifically address whether or not the feature meets the net settlement requirement in paragraph 6c. Refer also to paragraph 9c and paragraph 57(c)(3) of SFAS 133. If you continue to believe that the conversion feature met the criteria for a derivative at the balance sheet dates in the filing, please provide us with the dollar amount of the fair value of the conversion feature and your quantitative and qualitative analysis of whether this should be treated as a correction of an error. Refer to Staff Accounting Bulletins 108 and 99.

Exhibit 15.1

23.   Please revise the wording of the letter to reference the standards established by the Public Company Accounting Oversight Board rather than the American Institute of Certified Public Accountants. Refer to PCAOB Standard number one.

Exhibit 23.2

24.   Please revise the wording of the consent to reflect the fact that a review of the financial statements for the three months ending March 31, 2008 and 2007 was performed rather than an audit of the financial statements.

25.   Please file an updated consent for the audited financial statements in the amendment in which you go effective.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Steven M. Grubner, Esq.
        6430 Congress Drive
        West Bend, Wisconsin 53095